

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Evan Xu
Chief Financial Officer
Genetron Holdings Ltd
1-2/F, Building 11, Zone 1
No. 8 Life Science Parkway
Changping District, Beijing, 102206
People's Republic of China

> **Re: Genetron Holdings Ltd**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed May 12, 2023**
> **File No. 001-39328**

Dear Evan Xu:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 186

1. We note your statement that you reviewed your register of members and public filings made by your shareholders, including, among others, the Schedule 13G/A filed by Sizhen Wang and FHP Holdings Limited on February 14, 2023, by Hai Yan on February 14, 2022, by Tianjin Genetron Jun'an Business Management Partnership (Limited Partnership) on February 14, 2022, and the Schedule 13G filed by CICC Group on March 14, 2022 in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3.   We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for "Genetron Holdings Limited or the VIEs." We also note that the list of significant subsidiaries and the VIEs in Exhibit 8.1 appears to indicate that you have subsidiaries in the PRC and Hong Kong that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
- With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
- With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

4.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Jimmy McNamara at 202-551-7349 or Jennifer Thompson at 202-551-3737 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Disclosure Review Program

cc: Xuelin Wang